O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MNEIDELL@OLSHANLAW.COM
DIRECT DIAL:  212.451.2230

March 20, 2015

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Select Comfort Corporation
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on March 12th, 2015
by Blue Clay Capital Partners CO III, LP, et al. (“Blue Clay”)
File Number: 000-25121

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated March 18, 2015 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Blue Clay and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof by Blue Clay (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

PREC14A filing made on March 12, 2015

Important Notice Regarding the Availability of Proxy Materials…, Notice of Annual Meeting

1.
We noticed that the proxy statement and other soliciting material will be available at a dedicated website.  Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f).  If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Blue Clay acknowledges the Staff’s comment.  Blue Clay does not currently intend to rely solely upon Rule 14a-16 to engage in the electronic distribution of the Proxy Statement as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). Blue Clay refers the Staff to the fourth paragraph of the cover letter to the Proxy Statement for the disclosure regarding the approximate date upon which the Proxy Statement is currently expected to be mailed to security holders.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 20, 2015

2.	Advise us, with a view toward revised disclosure, how the participants have complied with the Rule 14a-6(d) requirement to specify the release date of the proxy statement.

Blue Clay acknowledges the Staff’s comment. Blue Clay refers the Staff to the fourth paragraph of the Cover Letter to the Proxy Statement for the disclosure regarding the approximate date upon which the Proxy Statement is currently expected to be mailed to security holders.

Background to the Solicitation, page 4

3.	Please disclose which members of “senior management” were contacted prior to December 2014 and what actions they took to “rebuff[ ]” participant efforts to communicate.

Blue Clay has revised the Proxy Statement in response to this comment.  See page 4.

Reasons for the Solicitation, page 5

4.	Please disclose the method by which the participants’ have “demonstrated to Company management the causes” for its concerns, or advise.

Blue Clay has revised the Proxy Statement in response to this comment.  See page 5.

We Are Concerned About the Company’s Failure to Achieve its Stated [ ] Objectives, page 7

5.	Please disclose the basis for the assertion that the issuer “will only be entering its 10th market in 2015” despite its plan to expand in “13 key metro areas.”

Blue Clay has revised the Proxy Statement to disclose the basis for this assertion.  See page 7.

We Are Concerned With the Lack of Sufficient Stock Ownership by the Current Board Members and the Resulting Misalignment..., page 9

6.
The participants’ disclosure omit that current members of the issuer’s Board, together with the issuer’s officers, collectively beneficially own 3.3% of the issuer’s outstanding common stock.  The amount held by the Board members is further characterized as being less than substantial.  Given the amount of beneficial ownership held by the participants in comparison, please qualify these statements and disclose the basis for the purported “misalignment.”

Based on the Company’s public filings, when factoring in options exercisable within 60 days, the directors of the Company collectively beneficially own just over 2.0% of the Company’s outstanding common stock.  Blue Clay has revised the Proxy Statement to discuss the Board’s lack of a substantial investment in the Company.  See page 9.

March 20, 2015

We Are Concerned with the Board’s Excessive Tenure, page 9

7.
The participants’ disclosure regarding the change in the issuer’s policy towards board tenure omits to state the results of the change in policy.  Since the change referenced in the issuer’s 2012 proxy statement, the Board has added new directors in each of 2012 and 2013.  This material development contradicts the evidence cited in support of alleged “entrenchment mindset.”  Please revise or advise.

Blue Clay respectfully submits that the two additions to the Board in 2012 and 2013 do not alter its conclusion.  The new director added to the Board in 2012 was the Company’s incoming CEO.  Blue Clay does not believe that the addition of one independent director since the change in this policy appearing in the 2012 proxy statement demonstrates a progressive approach to board composition, especially given that seven of the legacy directors (five of whom have a tenure of at least 10 years) have continued to serve on the Board.

Our Two Nominees Have the Experience, Qualifications and Commitment Necessary., page 9

8.
No direct support has been provided for the participants’ use of the term “desultory” in modifying the non-specific reference to “performance” or their use of the term “dubious” in describing the quality of “decision-making.”  Please revise to disclose the factual support for the use of modifiers, and specify the type of performance and decisions made that are intended to be so modified.  Alternatively, please delete the modifiers.

Blue Clay has added the qualifiers “stock and financial” immediately preceding the reference to “performance” and has clarified that it is the Board’s dubious decision-making with which it is highly concerned.  See page 9.  Blue Clay believes that the disclosure in the section entitled “Reasons for the Solicitation” preceding these references provides the requisite support therefor.  The Company’s desultory stock and financial performance is evidenced by the underperformance of its stock during the current CEO’s tenure, as well as its failure to achieve its stated performance goals, ballooning expenses, deteriorating margins and the substantial decline in return on invested capital.  The Board’s dubious decision-making encompasses, among other things, its questionable capital allocation and executive compensation choices, especially, with regard to the latter, in light of the underperformance of the Company’s stock and declining operating income.

Solicitation of Proxies, Page 20

9.
The statement indicating that “[c]osts of this solicitation of proxies are currently estimated to be approximately..” implies that the forthcoming disclosure will only quantify the direct costs incurred by the actual solicitation.  Please revise to remove such implication given that Item 4(b)(4) of Schedule 14A also requires disclosure of the total amount estimated to be spent “in furtherance of, or in connection with the solicitation.”  Refer also to Instruction 1 of this item, which identifies other costs that should be considered in calculating the estimated amount, including costs “incidental to the solicitation.”

Blue Clay has revised the Proxy Statement in response to this comment.  See page 20.

March 20, 2015

Miscellaneous Information Regarding Participants

10.
The participants’ description of themselves as “significant shareholders of Select Comfort Corporation” at page one is not supported by the information in this section.  The quoted characterization is not appropriately qualified by referencing that the participants’ collective ownership constitutes approximately 2.0% of the issuer’s issued and outstanding common stock.  Please revise or advise.

Blue Clay views the size of its investment in the Company as significant, but has revised the Proxy Statement in response to this comment.  See page 1.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the preliminary proxy statement on Schedule 14A filed by the undersigned on March 12, 2015 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 20, 2015	BLUE CLAY CAPITAL PARTNERS CO III LP

	By:	Blue Clay Capital Management, LLC General Partner

	By:	/s/ Gary S. Kohler
		Name:	Gary S. Kohler
		Title:	Founding Principal, Portfolio Manager and Chief Investment Officer

BLUE CLAY CAPITAL MASTER FUND LTD

By:	/s/ Gary S. Kohler
	Name:	Gary S. Kohler
	Title:	Director

BLUE CLAY CAPITAL MANAGEMENT, LLC

By:	/s/ Gary S. Kohler
	Name:	Gary S. Kohler
	Title:	Founding Principal, Portfolio Manager and Chief Investment Officer

/s/ Gary S. Kohler
GARY S. KOHLER

/s/ Brian R. Durst
BRIAN R. DURST

/s/ Adam J. Wright
ADAM J. WRIGHT

/s/ Brian A. Spaly
BRIAN A. SPALY